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November 14, 2014
VIA EDGAR AND OVERNIGHT DELIVERY

Justin Dobbie
Legal Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	New Remy Corp. Registration Statement on Form S-1 Filed October 10, 2014 File No. 333-199291
Dear Mr. Dobbie:
On behalf of New Remy Corp., a Delaware corporation (“New Remy”), please find below New Remy’s responses to the comment letter sent to Mr. Raymond R. Quirk, the Chief Executive Officer of New Remy, dated November 6, 2014, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the above-referenced registration statement (the “Registration Statement”).
Where indicated below, revisions have been included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which is being filed with the Commission via EDGAR simultaneously with this response. For convenience, New Remy is providing the Staff with five copies of Amendment No. 1, which have been marked against the Registration Statement.
The numbered paragraphs in bold below set forth the Staff’s comments together with our response.
General

1.
We note that New Remy Holdco Corp. has outstanding comments related to its registration statement on Form S-4 (File No. 333-199182) filed on October 6, 2014. Please note that all comments on the referenced Form S-4 and any subsequent amendments thereto, to the extent applicable this Form S-1, will need to be fully

NEW YORK WASHINGTON PARIS LONDON MILAN ROME FRANKFURT BRUSSELS
in alliance with Dickson Minto W.S., London and Edinburgh

resolved and this Form S-1 will need to be revised to address such comments before we act on a request for acceleration of the effectiveness of this Form S-1.
Response:
In response to the Staff’s comments, New Remy has revised the Registration Statement to comply with the Staff’s comments to the New Remy Holdco Corp. (“New Holdco”) registration statement     on Form S-4 filed on October 6, 2014 (the “New Holdco Form S-4”), to the extent applicable thereto.

2.
Please revise to include a description of New Remy Corp.’s common stock as required by Item 202 of Regulation S-K and a description of transactions with related persons as required by Item 404 of Regulation S-K.

Response:
The Registration Statement has been amended to include a description of New Remy’s common stock as required by Item 202 of Regulation S-K. Please see page 130 of Amendment No. 1.
In response to the Staff’s comment regarding the description of related person transactions required by Item 404 of Regulation S-K, we respectfully advise the Staff that New Remy is a newly-formed corporation organized for the purpose of effecting the transactions. Prior to the consummation of the transactions, New Remy will have no assets. As a result, New Remy has not entered into any related party transactions apart from the transaction agreements discussed in the Registration Statement. We have added disclosure to the Registration Statement indicating that no such other related party transactions exist, as well as included disclosure of related party transactions of Remy International, Inc. (“Old Remy”). Please see “Certain Other Transactions and Relationships” on page 51 of Amendment No. 1. In addition, as New Remy will be a wholly-owned subsidiary of New Holdco following the transactions, New Remy does not intend to adopt its own policy and procedures for the review and approval of related party transactions. We have revised the disclosure in the Registration Statement to state that no such New Remy policy exists and included a description of the policy and procedures New Holdco intends to adopt for the review and approval of related party transactions. Please see “Review, Approval or Ratification of Transactions with Related Persons” on page 103 of Amendment No. 1.

Cover Page of Prospectus

1.	Please revise to disclose the number of shares of New Remy Corp. to be distributed in the spin-off as required by Item 501(b)(2) of Regulation S-K.
Response:
The Registration Statement has been amended to reflect the Staff’s comment. Please see the cover page of the prospectus included in Amendment No. 1.
Material U.S. Federal Income Tax Consequences of the Transactions, page 132

1.
We note your discussion of U.S. tax consequences in this section. Item 601(b)(8) of Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. It appears that a tax opinion would be required since the discussion includes tax consequences that would be material to investors. Please revise this section accordingly and the exhibit index to indicate that a tax opinion and consent of counsel will be filed. For guidance, please refer to Section III of Staff Legal Bulletin No. 19 dated October 14, 2011.

Response:
The Registration Statement has been amended to reflect the Staff’s comment. Please see pages 135 and 137 of Amendment No. 1 and the Deloitte Tax LLP and Willkie Farr & Gallagher LLP opinions filed as exhibits to Amendment No. 1.
Thank you for your consideration. Should you have any questions about the foregoing, please do not hesitate to contact me at (212) 728-8088 or Ann Harrington at (212) 728-8893.

Sincerely,

/s/ Robert S. Rachofsky

Robert S. Rachofsky, Esq.
Willkie Farr & Gallagher LLP

cc:	Via E-mail
Michael L. Gravelle, Esq. (Fidelity National Financial, Inc.)
Michael J. Aiello, Esq. (Weil, Gotshal & Manges LLP)
John J. Pittas (Remy International, Inc.)